Exhibit 99.6
Consent of Dale Craig
I consent to the inclusion in the Management’s Discussion and Analysis of B2Gold Corp. (the “Company”) for the year ended December 31, 2018 (the “MD&A”), of references to my name with respect to the disclosure of scientific and technical information regarding the Company’s properties (the “Technical Information”).
I also consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-206811, 333-200228, 333-218710, 333-226063 and 333-192555), filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

Date: March 12, 2019	/s/ Dale Craig
Dale Craig